

14048382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2014

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37856

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments By Planners, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 North Miliary Trail, Suite 285

(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Saginor   561-998-0909
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.

(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Gary Saginor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments By Planners, Inc. _____ , as of _____December 31_____, 20 _13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

IRENE E. GILLIG
MY COMMISSION # DD 956786
EXPIRES: April 15, 2014
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2013

 SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2013

INVESTMENTS BY PLANNERS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2013

CONTENTS



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:
Investments by Planners, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Investments by Planners, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments by Planners, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 18, 2014

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

<u>ASSETS</u>

Current Assets	
Cash	$33,522
Commissions receivable	<u>35,489</u>
Total Current Assets	69,011
Property and equipment, net	12,855
Other Assets	
Deposit	<u>6,724</u>
Total Assets	<u>$88,590</u>

<u>LIABILITIES AND STOCKHOLDERS' EQUITY</u>

LIABILITIES

Current Liabilities	
Accounts payable	$4,616
Accrued expenses	<u>6,746</u>
Total Current Liabilities	<u>11,362</u>
Total Liabilities	<u>$11,362</u>

Commitments and Contingencies (Note 6)

STOCKHOLDERS' EQUITY

Common Stock, $10.00 par value, 100 shares authorized, 100 shares issued and outstanding	$1,000
Additional Paid-in Capital	25,000
Retained Earnings	<u>51,228</u>
Total Stockholders' Equity	<u>77,228</u>
Total Liabilities and Stockholders' Equity	<u>$88,590</u>

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues

Commissions	$163,286
Investment advisory fees	497,076
Other Income	14
Interest income	377
Total revenues	660,753

Operating Expenses

Automobile expense	11,461
Depreciation	2,854
Dues and subscriptions	1,132
Entertainment	16,664
Equipment and vehicle leasing	32,514
Insurance	76,986
Legal Settlement	20,000
Office	3,415
Outside labor	959
Postage	3,144
Professional fees	34,573
Rent	89,074
Salaries office	105,550
Salaries officers	145,600
Sales commissions	5
Supplies	2,859
Taxes, licenses and fees	32,304
Telephone	10,575
Travel	1,256
Total operating expenses	590,925
Income from operations	69,828
Net Income	$69,828

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | Common Stock | | Additional | Retained Earnings (Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit)	Total
Balance, December 31, 2012	100	$ 1,000	$ 95,000	$ (18,600)	$ 77,400
Distributions to stockholders'	-	-	(70,000)	-	(70,000)
Contributions by stockholders'	-	-	-	-	-
Net Income, 2013	-	-	-	69,828	69,828
Balance, December 31, 2013	100	$ 1,000	$ 25,000	$ 51,228	$ 77,228

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income	$69,828
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,854
Changes in operating assets and liabilities:	
Increase in commissions receivable	(2,610)
Decrease in deferred rent	(1,665)
Increase in accounts payable and accrued expenses	3,234
Net cash provided by operating activities	71,641
Cash flows from investing activities:	
Purchase of property and equipment	(929)
Net cash used in investing activities	(929)
Cash flows from financing activities:	
Distributions to stockholders	(70,000)
Net cash used in financing activities	(70,000)
Net increase in cash	712
Cash at beginning of year	32,810
Cash at end of year	$33,522

Supplemental disclosure of cash flow information:

Interest paid in 2013	$0
Taxes paid in 2013	$0

NOTE 1 - <u>NATURE OF OPERATIONS AND BASIS OF PRESENTATION</u>

<u>Organization</u>
Investments by Planners, Inc. (the "Company", "we", "us", "our"), incorporated in 1986 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's income is derived from commissions from the sale of investments in mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Use of Estimates:</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>Cash and Cash Equivalents:</u>
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

<u>Commissions Receivable:</u>
Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

<u>Property and Equipment:</u>
Depreciation of equipment and software is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the improvements.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the corporate income (loss). Income (loss) of the Company is passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been included in these financial statements. As of December 31, 2013, tax years since 2010 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Revenue Recognition:

The Company derives commission revenues from the sale of investments in mutual funds. Commission revenues and related costs are recognized on a trade-date basis.

The Company charges its clients fees for investment advisory services. These fees are calculated based off a percentage of the market value in each clients portfolio, as of the last day in the prior fiscal year. The Company typically receives payment for these services in January which it defers and recognizes as revenue pro rata throughout the year.

Fair Value of Financial Instruments:

The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities.

NOTE 3 -   COMMISSIONS RECEIVABLE

Commissions receivable are due from mutual funds and were as follows at December 31, 2013:

Commissions receivable	$ 35,489
Allowance for doubtful accounts	-
Commissions receivable, net	$ 35,489

NOTE 4 -   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 are summarized by major classifications as follows:

Furniture and equipment	$ 76,015
Leasehold improvements	15,403
Software	21,150
	112,568

Less: Accumulated depreciation	(99,713)
$	12,855

Depreciation expense for the year ended December 31, 2013 was $2,854.

NOTE 5 -   CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2013. As of December 31, 2013, there were no cash equivalent balances held in corporate money market funds that are not insured.

During 2013, the Company derived its commission income totaling $163,286 from primarily three families of mutual funds. At December 31, 2013, commissions receivable of $35,489 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2014.

NOTE 6 -   COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities, and equipment under various operating leases. At December 31, 2013, the Company was on a month to month office lease. Minimum future lease payments remaining related to an equipment contract entered into in fiscal 2013 is as follows:

Year 2014	3,420
Year 2015	3,420
Year 2016	3,420
	$ 10,260

Rent expense for the year ended December 31, 2013 was $89,074.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2013, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

The Company was served a claim by a customer in March 2012 which was filed with FINRA. The claim alleges violations of unsuitable investment recommendations. The Company filed an answer denying each and every substantive allegation and was seeking dismissal of all claims, including pre-judgment interest, compensatory and punitive damages, with prejudice and an

award of attorney fees as the prevailing party and costs of arbitration along with the expungement of all references to the proceeding in all CRD and U-4 filings. In August of 2013, the Company settled the claim for $20,000 which is included in legal settlement in the accompany statement of operations. Based on the terms of the settlement, the Company has commenced expungement proceedings.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $22,059, which exceeded its requirement of $5,000 by $17,059. The ratio of aggregate indebtedness to net capital was 0.52 to 1.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2014, the date the financial statements were available to be issued.

INVESTMENTS BY PLANNERS, INC.

SUPPLEMENTARY SCHEDULES

INVESTMENTS BY PLANNERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

Net capital:
Stockholders' equity $77,228

Deductions and/or charges:
  Nonallowable assets:

    Petty cash   200
    Commissions receivable - 12b-1 fees   35,390
    Deposit   6,724
    Property and equipment, net   12,855
      Total nonallowable assets   (55,169)

Net capital before haircuts on securities positions: 22,059

Haircuts on securities positions   0
  Total haircuts   0

Net capital $22,059

Computation of basic net capital requirement:
  The greater of $5,000 or 6.67% of aggregate
    indebtedness of $11,362 $5,000
Excess net capital $17,059

Aggregate indebtedness:

  Accounts payable and accrued expenses $11,362

Total aggregate indebtedness: $11,362

Ratio: Aggregate indebtedness to net capital   0.52 to 1

There are no differences that exist between the above computation of net capital and the net
capital as disclosed on the Company's corresponding unaudited Form X-17A-5, Part II filing.

Investments by Planners, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders', Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 18, 2014



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Stockholders of:
  Investments by Planners, Inc.

In planning and performing our audit of the financial statements of Investments by Planners, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

INVESTMENTS BY PLANNERS, INC.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S CLAIM FOR EXCLUSION FROM
MEMBERSHIP IN SIPC

FOR THE YEAR ENDED DECEMBER 31, 2013



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors of:
  Investments By Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by Investments By Planners, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2013, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2013. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2013 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2013 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2013 to supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2013 and in the related schedules and working papers noting no differences;

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 18, 2014

Investments By Planners, Inc.
Supplemental Report on Status of Membership in the
Securities Investor Protection Corporation (SIPC)
December 31, 2013

Investments By Planners, Inc. qualified for exclusion from SIPC membership under the Securities Investor Protection Act of 1970. The Certificate of Exclusion from Membership (Form SIPC-3) was filed with The Securities Investor Protection Corporation, 805 15th Street NW, Suite 800, Washington, D.C. 20005-2215, the SIPC collection agent, on January 11, 2013.

Investments By Planners, Inc.
Schedule of Revenues
For the Year Ended December 31, 2013

Commissions	$	163,286
Investment advisory fees		497,076
Other income		14
Interest income		377
Total Revenues	$	660,753